UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

StoneBridge Acquisition Corporation
(Name of Issuer)

Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Share”)
(Title of Class of Securities)

G85094 103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85094 103
1	NAME OF REPORTING PERSONS StoneBridge Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G85094 103
1	NAME OF REPORTING PERSONS Bhargava Marepally
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G85094 103
1	NAME OF REPORTING PERSONS Prabhu Antony
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

See Item 4. On July 20, 2021, the Company consummated its initial public offering (the “IPO”) of 20,000,000 units (the “Units”). Each Unit consists of one Class A Ordinary Share and one-half of one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase Class A Ordinary Share for $11.50 per share.

This figure in the table reflects the reporting persons beneficial ownership of the Issuer’s Class B ordinary shares issued in a private placement prior to the Issuer’s IPO. On February 9, 2021, StoneBridge Acquisition Sponsor LLC purchased 5,750,000 Class B ordinary shares, or founder shares. 750,000 shares of such founder shares were subsequently forfeited following the expiration of the period for the underwriters of the IPO to exercise its over-allotment option. The Class B ordinary shares are convertible into the Issuer’s Class A Ordinary Shares on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253641), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2021 (as amended, the “Registration Statement”). Bhargava Marepally and Prabhu Antony are the managing members of StoneBridge Acquisition Sponsor LLC. Consequently, Mr. Marepally and Mr. Antony share voting and dispositive control over such securities and each may be deemed a beneficial owner of the shares held by StoneBridge Acquisition Sponsor LLC.

(2)	Excludes 7,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. Simultaneously with the closing of the IPO, pursuant to a private placement warrants purchase agreement by and between the Issuer and StoneBridge Acquisition Sponsor LLC, the Issuer completed the private sale of 7,000,000 warrants (the “Private Placement Warrants”) to StoneBridge Acquisition Sponsor LLC.

(3)	The percent of class represented is based on an aggregate of 25,000,000 ordinary shares, consisting of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B ordinary shares (on an as-converted basis), issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2021.

Item 1(a).	Name of Issuer

StoneBridge Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

One World Trade Center, Suite 8500
New York, NY 10007

Item 2(a).	Names of Persons Filing

StoneBridge Acquisition Sponsor LLC, Bhargava Marepally, and Prabhu Antony (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is One World Trade Center, Suite 8500, New York, NY 10007.

Item 2(c).	Citizenship

StoneBridge Acquisition Sponsor LLC is a limited liability company formed in Delaware. Bhargava Marepally is a citizen of the United States of America. Prabhu Antony is a citizen of India.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G85094 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On July 20, 2021, the Company consummated its IPO of 20,000,000 Units. Each Unit consists of one Class A Ordinary Share and one-half of one redeemable Warrant, with each whole Warrant entitling the holder thereof to purchase Class A Ordinary Share for $11.50 per share.

The figure in the table reflects the reporting persons beneficial ownership of the Issuer’s Class B ordinary shares issued in a private placement prior to the Issuer’s IPO. On February 9, 2021, StoneBridge Acquisition Sponsor LLC purchased 5,750,000 Class B ordinary shares, or founder shares. 750,000 shares of such founder shares were subsequently forfeited following the expiration of the period for the underwriters of the IPO to exercise its over-allotment option. The Class B ordinary shares are convertible into the Issuer’s Class A Ordinary Shares on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement. As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 5,000,000 shares of the Issuer’s Class B ordinary shares, representing 20.0% of the total ordinary shares issued and outstanding (assuming the conversion of all Class B ordinary shares into Class A Ordinary Shares). The terms of such ordinary shares are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement.

7,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable have been excluded. Simultaneously with the closing of the IPO, pursuant to a private placement warrants purchase agreement by and between the Issuer and StoneBridge Acquisition Sponsor LLC, the Issuer completed the private sale of 7,000,000 Private Placement Warrants to StoneBridge Acquisition Sponsor LLC.

The percentage of the ordinary shares held by the Reporting Persons is based on an aggregate of 25,000,000 ordinary shares, consisting of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B ordinary shares issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2021.

StoneBridge Acquisition Sponsor LLC is the record holder of the shares reported herein. Bhargava Marepally and Prabhu Antony are the managing members of StoneBridge Acquisition Sponsor LLC. Consequently, Mr. Marepally and Mr. Antony share voting and dispositive control over such securities and each may be deemed a beneficial owner.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 9, 2022

STONEBRIDGE ACQUISITION SPONSOR LLC,
a Delaware limited liability company

By:	/s/ Bhargava Marepally
Name:	Bhargava Marepally
Title:	Managing Member

By:	/s/ Prabhu Antony
Name:	Prabhu Antony
Title:	Managing Member

/s/ Bhargava Marepally
Name:	Bhargava Marepally

/s/ Prabhu Antony
Name:	Prabhu Antony

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of March 9, 2022

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A and Class B ordinary shares, $0.0001 par value per share, of StoneBridge Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 9, 2022.

STONEBRIDGE ACQUISITION SPONSOR LLC,
a Delaware limited liability company

By:	/s/ Bhargava Marepally
Name:	Bhargava Marepally
Title:	Managing Member

By:	/s/ Prabhu Antony
Name:	Prabhu Antony
Title:	Managing Member

/s/ Bhargava Marepally
Name:	Bhargava Marepally

/s/ Prabhu Antony
Name:	Prabhu Antony